Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,					Nine Months Ended September 30,
	2006	2007	2008	2009	2010	2011
	(all numbers in thousands)
Income (Loss) from Consolidated Companies before adjustment for noncontrolling interests, income (loss) from equity investees or income tax	$(15,634)	$(1,493)	$16,238	$(14,163)	$(6,607)	$11,843
Increases:
Distributed Equity Income of Equity Investees	—	—	—	—	—	—
Fixed Charges (excluding capitalized interest)	2,358	6,137	4,625	6,222	2,674	1,030
Amortization of Capitalized Interest	—	—	—	—	—	—
Subtractions:
Preference Security Dividend Requirements of Consolidated Subsidiaries	957	640	2,161	1,076	1,056	—
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	(151)	(1,138)	(1,950)	(302)	(317)	(153)

Total Earnings For Ratio	$(14,082)	$5,142	$20,652	$(8,715)	$(4,672)	$13,026

Ratio of Earnings to Fixed Charges(1)(2)	— (3)	0.8	4.5	— (4)	— (5)	12.6

(1)	In calculating the ratio of earnings to fixed charges, “earnings” consist of pretax income (loss) before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees, plus fixed charges (excluding capitalized interest), plus amortization of capitalized interest, plus distributed income of equity investees, less preference security dividend requirements of consolidated subsidiaries, less the noncontrolling interest in pre-tax income of subsidiaries that have no incurred fixed charges. “Fixed charges” represent interest incurred (whether expensed or capitalized), amortization of debt costs, an estimate of the interest within rental expense and preference security dividend requirements of consolidated subsidiaries.
(2)	For purposes of calculating the ratio of earnings to fixed charges, the amount included in the calculation for distributed income from equity investees is reflected in the period the related distribution was officially approved by the equity investee’s board of directors even when cash may have been received in the form of an advance from the equity investee in a previous period.

Exhibit 12.1

(3)	Due to our loss in 2006, the ratio coverage was less than 1:1. We would have needed to generate additional earnings of $16.4 million to achieve a coverage ratio of 1:1.
(4)	Due to our loss in 2009, the ratio coverage was less than 1:1. We would have needed to generate additional earnings of $14.9 million to achieve a coverage ratio of 1:1.
(5)	Due to our loss in 2010, the ratio coverage was less than 1:1. We would have needed to generate additional earnings of $7.3 million to achieve a coverage ratio of 1:1.